News release
For immediate publication

ART ADVANCED RESEARCH TECHNOLOGIES ANNOUNCES EXECUTIVE CHANGE:
Sébastien Gignac to succeed Micheline Bouchard as President & CEO

Montreal, Canada, July 19, 2006 – The Board of Directors of ART Advanced Research Technologies Inc. (“ART”) (TSX: ARA), a Canadian medical device company and a leader in optical molecular imaging products, announced today that it has accepted the resignation tendered by Ms. Micheline Bouchard as President & Chief Executive Officer of the Company and her resignation from the Board of Directors of the Company, effective immediately. The Board further announced that it has appointed Mr. Sébastien Gignac as President & Chief Executive Officer of the Company. Mr. Gignac was also appointed to the Board of Directors of the Company.

About Sébastien Gignac

Sébastien Gignac is Vice President, Corporate Secretary and General Counsel of ART.

M. Gignac joined ART in July 1998 as legal counsel. In March 2000, he was appointed Secretary of the Company by the Board of Director and became an officer of the Company. In December 2001, he was appointed Vice President, with specific responsibility for the divestiture of the Company’s ISIS industrial division. In March 2003, in addition to his existing titles and responsibilities, he was appointed General Counsel and was given responsibility for quality and regulatory affairs. In January 2004, he added to his responsibilities the role of overall strategic alliance manager with the Company’s key partner, GE, as well as the management of ART’s intellectual property and communications. Mr. Gignac has played a key role in recent years in all matters of strategic importance for the Company, including financing, divestitures, acquisitions and the negotiations of commercial and distributions agreements with GE. Over the same period of time, Mr. Gignac has also become intimately involved in the operations of the Company, in particular through the implementation of the quality management system and the preparation of filings for the regulatory approval of the Company’s SoftScan clinical device. In addition to his responsibilities as Secretary to the Board and its Committees, he has acted in that capacity for the scientific, clinical and business advisory boards of ART which report to the President & CEO.

Prior to joining ART, Mr. Gignac was an attorney practicing with a Montreal firm specializing in business law with a focus on counseling early development stage companies in high technology industries, particularly the biotechnology and information technology sector. His areas of specialty included corporate, commercial and securities law. Prior to entering private practice in 1996, Mr. Gignac held the position of senior policy advisor to a cabinet minister in the Government of Canada and was a law clerk at the Federal Court of Appeal of Canada for the Honourable James K. Hugessen.

Mr. Gignac is a graduate in politics, economics and history from York University (B.A. Honours) and the Norman Paterson School of International Affairs of Carleton University (M.A.) as well as in civil and common law from McGill University (B.C.L., LL.B.). He was called to the Quebec bar in 1990 and the Ontario bar in 1992. Born in Boston (Massachusetts), Mr. Gignac, 45, is married and has four children.

About ART

ART Advanced Research Technologies Inc. is a leader in molecular imaging products for the healthcare and pharmaceutical industries. ART has developed products in medical imaging, medical diagnostics, disease research, and drug discovery with the goal of bringing new and better treatments to patients faster. eXplore Optix™, an optical molecular imaging device designed for monitoring physiological changes in living systems at the preclinical study phases of new drugs, is distributed by GE Healthcare and is used by industry and academic leaders worldwide. SoftScan®, an optical medical imaging device, is designed to improve the diagnosis and treatment of breast cancer. ART is commercializing these products in a global strategic alliance with GE Healthcare, a world leader in mammography and imaging. Finally, the Fenestra™ line of molecular imaging contrast products provide image enhancement for a wide range of preclinical Micro CT applications allowing scientists to see greater detail in their imaging studies, with potential extension into other major imaging modalities. ART’s shares are listed on the TSX under the ticker symbol ARA. For more information on ART, visit our website at www.art.ca .

This press release may contain forward-looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.’s regulatory filings with Canadian securities regulatory authorities and the Securities and Exchange Commission in the United States.

FOR FURTHER INFORMATION, PLEASE CONTACT:

ART Advanced Research Technologies Inc.

Jacques Bédard: jbedard@art.ca
Chief Financial Officer
Tel. 514.832.0777
www.art.ca